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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Singer       Michael             A.           Medical Manager Corporation "MMGR"               Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   15151 N.W. 99th Street                         Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)            4/98            ----        title ---       below)
                 (Street)                                                 ------------------                below)
   Alachua,          FL              32615                                  5. If Amendment,         Chairman of the Board and Chief
---------------------------------------------                                  Date of Original      Executive Officer
  (City)           (State)           (Zip)                                     (Month/Year)          -------------------------------
                                                                                N/A
                                                                          ------------------ 7. Individual or Joint/Group Filing
                                                                                                (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      4/23/98   J(1)   --    500,000   D        $30.00/sh. 5,870,000 sh.  I    (2)
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Common Stock                                                                              20,000 sh.  I    *By MDDS Partnership Ltd.
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Common Stock                                                                               5,000 sh.  I    *By Durga Singer Trust
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses: (1) Mr. Singer, indirectly through MAS 1997 Family Limited Partnership, sold
                              500,000 shares on April 23, 1998, as a selling stockholder participating in an underwritten public offering conducted by Medical Manager Corporation.

                          (2) These shares of Common Stock are held indirectly through MAS 1997 Family
                              Limited Partnership, of which the sole general partner is MAS 1997
                              Manager, Inc. and the sole limited partner is Mr. Singer. Mr. Singer is the sole stockholder of MAS 1997 Manager, Inc. Mr. Singer is signing this
                              Form 4 individually, in his capacity as limited partner of MAS 1997 Family
                              Limited Partnership and in his capacity as sole stockholder of MAS 1997
                              Manager, Inc.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                     /s/ Michael A. Singer       5-9-98
                                                                                           -------------------------------  -------
                                                                                           **Signature of Reporting Person    Date
                                                                                                   Michael A. Singer(2)

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                     (8/96)


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                              ATTACHMENT TO FORM 4

                              CONFIRMING STATEMENT



         This Statement confirms that each of the undersigned have authorized and designated Michael A. Singer to execute and file on their behalf all Forms 3, 4, and 5 (including any amendments thereto) that they may be required to file with the United States Securities and Exchange Commission as a result of their ownership of, or transactions in, the securities of Medical Manager Corporation. The authority of Michael A. Singer under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to their ownership of, or transactions in, securities of Medical Manager Corporation, unless earlier revoked in writing. Each of the undersigned acknowledges that Michael A. Singer is not assuming any of their responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934, as amended.


Dated: January 9, 1998


                                      MAS 1997 Family Limited Partnership,
                                      a Texas limited partnership



                                      By: MAS 1997 Manager, Inc.,
                                          as general partner


                                      By: /s/ Michael A. Singer
                                          -------------------------------
                                          Michael A. Singer, President



                                      MAS 1997 Manager, Inc.,
                                      a Texas corporation


                                      By: /s/ Michael A. Singer
                                          -------------------------------
                                          Michael A. Singer, President





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